

ENCLAVE BEVERAGE GROUP

PRODUCT ROADMAP & BRAND EVOLUTION

PRODUCT ROADMAP – THE ROAD AHEAD

PRODUCT

TIMELINE

2017	2018	2019	2020	2022	2024
ONE BRAND: EYE-V (ALCOHOLIC), EYE-V BREW (ALCOHOLIC)	ONE BRAND: LOW CALORIE (NON-ALCOHOLIC), WATER (NON-ALCOHOLIC)	CAPITAL INVESTMENTS OCCUR	ONE BRAND: WHISKEY (ALCOHOLIC), VODKA (ALCOHOLIC)	ONE BRAND: ROSÉ (ALCOHOLIC), CHAMPAGNE (ALCOHOLIC)	ENERGY (NON-ALCOHOLIC)
		EQUITY ROUND: SERIES A			

CENTRAL MANAGEMENT + COMPOUNDED SYSTEM = SUCCESSFUL PRODUCT LAUNCHES

- DEDICATED INTERNAL SALES TEAM INCREASES ACCOUNT BASE
- NATIONAL RETAIL PARTNERS STREAMLINE PRODUCT ROLLOUTS
- ONE INTERNAL MARKETING TEAM MANAGES MULTIPLE BRANDS
- COMPANY SCALES (EFFICIENT PRODUCT PRODUCTION AND DELIVERY NETWORKS REDUCE COST)
- SALES CONTRACTS INCLUDE MULTIPLE BRAND DEALS
- EXISTING SALES TEAM MANAGES LARGER PORTFOLIO OF BRANDS
- COMPANY INVESTS IN SUPPLY CHAIN SOLUTIONS TO FURTHER REDUCE COST

BRAND EVOLUTION

NON-ALCOHOLIC PORTFOLIO

We designed a brand that can be nimble and that will evolve in the coming years to fulfill consumers changing needs. This is a small snapshot into the evolution of our premium non-alcoholic beverage brand. It's important for all of our products to have a clear path & roadmap to success.

Please Note: Exact launch dates may change based on market conditions.



STILL

REUSEABLE

SPARKLING

WHITE BOTTLE

INFINITY BOTTLE

BLACK BOTTLE

PREMIUM ORGANIC JUICES

ZERO CALORIE FLAVORED

2019

2020

CONFIDENTIAL

2022   2021

MASS SCALE CONSUMPTION OPTION

BRAND EVOLUTION

ALCOHOLIC PORTFOLIO

We will refresh the EYE-V portfolio in 2018 in order to achieve the following goals that are outlined on this page, while maintaining brand consistency between EYE-V (Pouch) and EYE-V BREW (Can). Ultimately these changes make the brand more visually appealing & strengthen our position in store.

Please Note: These are still conceptual designs and have not been finalized. Fonts, Placements, & Aesthetics may be updated in the coming months.



INCREASED DETAIL VISIBILITY
ABV% & Reclosable Can communication are now prominently displayed

DJ SIGNATURE & MUSIC IMAGERY
Artist & Music Imagery Communicates stronger brand positioning in the space

FLAVOR PROFILE ENHANCED
Flavor colors now dominate the packaging & make it more visually appealing & visible on shelf

BRAND DESIGN CONSISTENCY
Packaging is now recognizable between all product variations

MOCK UP



CONTINUOUS INNOVATION IS IMPERATIVE

DIVERSE PRODUCT PORTFOLIO

In order for companies to achieve a competitive advantage and to attain or sustain market leadership, it's imperative that they continuously innovate. It is the only way that they will generate an ongoing stream of meaningfully differentiated products, that will be valued by consumers.

As outlined by Columbia University Professor, Leonard Sherman, "such an approach yields a succession of new product launches whose growth trajectories more than offset declining sales of aging products, where total company sales at any given time is equal to the sum of sales from each product at the respective stage of its product life cycle."



Graph Excerpt From: Sherman, Leonard. "If You're in a Dogfight, Become a Cat!." New York: Columbia University Press, 2017



VISION ALIGNMENT

It's important for every company to know where it's going, and it's my job to direct where we should & will be, not where we are.

We have an aggressive plan and we will execute against it by making educated decisions and by hiring an extraordinary team. We will be nimble and adjust our course as necessary, as all companies should, but our ultimate destination will not change.

We believe in our vision, for it is the only path to success.



Oscar A. R. Chow | Founder & CEO
Enclave Beverage Group